EXHIBIT 99.1

B Communications Reports Financial Results For The Second Quarter of 2012

- Continued On-Track Progress Driven By Bezeq’s Strong Cash Flow -

Ramat Gan, Israel – August 2, 2012 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the quarter ended June 30, 2012.

Bezeq - On-Track Performance: The Bezeq Group reported another stable quarter, delivering revenues of NIS 2.6 billion ($ 661 million) and operating profit of NIS 746 million ($ 190 million) for the period. Bezeq’s EBITDA for the second quarter totaled NIS 1.1 billion ($ 281 million), representing an EBITDA margin of 42.5%. Net income for the period attributable to the shareholders of the Company totaled NIS 415 million ($ 106 million). Bezeq's cash flow from operating activities totaled NIS 990 million ($ 252 million) during the quarter ended June 30, 2012.

Dividend from Bezeq: On May 22, 2012, B Communications received two dividend payments from Bezeq totaling NIS 489 million ($ 125 million), consisting of a current dividend of NIS 334 million ($ 85 million), representing B Communications’ share of Bezeq’s net profit for the second half of 2011, and a special dividend of NIS 155 million ($ 40 million), representing the third installment of the six special dividend payments declared by Bezeq and approved by its shareholders last year.

B Communications used the dividend proceeds for three purposes: (1) payment of NIS 254 million ($ 65 million) of its current loan repayment commitment, in-line with the original debt repayment schedule; (2) pre-payment of an additional NIS 188 million ($ 48 million) of its bank debt, consisting of a NIS 82 million ($ 21 million) pre-payment of short term debt originally scheduled for payment in November 2012 and a NIS 106 million ($ 27 million) pre-payment of a “bullet” principal payment due in November 2016, thereby reducing the size of the original NIS 700 million ($ 178 million) "bullet" loan to NIS 32 million ($ 8 million); and (3) increasing current cash balances with the remaining NIS 47 million ($ 12 million).

Cash Position: As of June 30, 2012, B Communications’ unconsolidated cash and cash equivalents totaled NIS 400 million ($ 102 million), its unconsolidated total debt was NIS 4.1 billion ($ 1.1 billion) and its unconsolidated net debt totaled NIS 3.7 billion ($ 948 million).

B Communications’ Unconsolidated Balance Sheet Data*

	June 30,	December 31,	June 30,	December 31,
	2012	2011	2012	2011
	(NIS millions)		(US$ millions)
Short term liabilities	431	526	110	134
Long term liabilities	3,689	3,874	940	988
Total liabilities	4,120	4,400	1,050	1,122
Cash and cash equivalents	400	354	102	91
Total net debt	3,720	4,046	948	1,031

* Does not include the balance sheet of Bezeq

B Communications’ Second Quarter Consolidated Financial Results

B Communications’ revenues for the second quarter were NIS 2,595 million ($ 661 million), a 10% decrease compared with NIS 2,893 million ($ 737 million) reported in the second quarter of 2011. For both the current and the prior-year periods, B Communications’ revenues consisted entirely of its share of Bezeq’s revenues.

B Communications’ net loss attributable to shareholders for the second quarter totaled NIS 66 million ($ 17 million), compared to a net loss attributable to shareholders of NIS 12 million ($ 3 million) reported in the second quarter of 2011. This net loss reflects the impact of two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of the Bezeq acquisition was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

During the second quarter of 2012, B Communications recorded amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”) of NIS 305 million ($ 78 million), net. From the Bezeq acquisition date (April 14, 2010) until the end of the reporting quarter, B Communications amortized approximately 48% of the total Bezeq PPA. It expects to amortize an additional 9% in the last two quarters of 2012.

The Company's Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

•
Financial expenses: B Communications’ unconsolidated financial expenses for the second quarter totaled NIS 100 million ($ 25 million). These expenses consisted primarily of NIS 82 million ($ 21 million) interest and CPI linkage expense on the long-term loans incurred to finance the Bezeq acquisition and NIS 15 million ($ 4 million) of expenses related to the Company’s debentures. The significant financial expenses recorded in the second quarter were due primarily to high CPI linkage expenses attributed to the 1.25% increase in the Israeli CPI, to which approximately half of B Communications’ total debt is linked.

B Communications’ Unconsolidated Financial Results

	Quarter ended June 30,		Quarter ended June 30,
	2012	2011	2012	2011
	(NIS millions)		(US$ millions)
Revenues	-	-	-	-
Financial expenses	(100)	(98)	(25)	(25)
Tax and other expenses	-	(1)	-	-
PPA amortization, net	(95)	(96)	(24)	(24)
Interest in Bezeq's net income	129	183	32	46
Net loss	(66)	(12)	(17)	(3)

Comments of Management

Commenting on the results, Doron Turgeman, the CEO of B Communications, said, “Our significant progress over the past two years demonstrates the soundness in the structure of our work plan and of the capital structure that we negotiated with our lending banks. We are proud to have been able to accelerate the repayment plan, retiring over NIS 2 billion of our debt in just two years while continuing to build our cash reserves to their current level of approximately NIS 400 million. We plan to continue to improve our financial stability and liquidity in the quarters to come. We believe that our loan agreements, which do not have any loan to value covenants, have been advantageous to our Company. We are obviously well aware of the unfavorable state of the financial and capital markets in Israel, as well of the recent decline in Bezeq’s share price – a decline that we believe is temporary. Despite this environment, as a long term communications player, we will continue to manage our business according to plan and with our reliable strong cash flow we are confident that we will be able to fulfill all our loan commitments.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s consolidated financial report for the quarter ended June 30, 2012. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2012	Q2 2011	Change
	(NIS millions)
Revenues	2,595	2,893	(10.3)%
Operating profit	746	935	(20.2)%
EBITDA	1,104	1,283	(14.0)%
EBITDA margin	42.5%	44.3%
Net profit attributable to Company shareholders	415	585	(29.1)%
Diluted EPS (NIS)	0.15	0.21	(28.6)%
Cash flow from operating activities	990	670	47.8%
Payments for investments, net	360	406	(11.3)%
Free cash flow 1	630	264	138.6%
Net debt/EBITDA (end of period) 2	1.69	1.33
Net debt/shareholders' equity (end of period)	3.06	2.66

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2012 amounted to NIS 2.60 billion compared with NIS 2.89 billion in the corresponding quarter of 2011, a decrease of 10.3%. Most of the decrease in the Bezeq Group's revenues is due to the decrease in revenues from the sale of cellular handsets and the erosion of revenues from cellular services.

Operating profit of the Bezeq Group in the second quarter of 2012 amounted to NIS 746 million, compared with NIS 935 million in the corresponding quarter of 2011, a decrease of 20.2%. EBITDA in the second quarter of 2012 amounted to NIS 1.10 billion (EBITDA margin of 42.5%), compared with NIS 1.28 billion (EBITDA margin of 44.3%) in the corresponding quarter of 2011, a decrease of 14.0%. Net profit attributable to Bezeq shareholders in the second quarter of 2012 amounted to NIS 415 million compared with NIS 585 million in the corresponding quarter of 2011, a decrease of 29.1%. The decrease in operating profit, EBITDA and net profit is primarily attributable to a decrease in profitability in the cellular segment.

Cash flow from operating activities in the second quarter of 2012 amounted to NIS 990 million compared with NIS 670 million in the corresponding quarter of 2011, an increase of 47.8% due to improved working capital in the cellular segment. As a result of the increased cash flow from operating activities as well as the completion of large infrastructure projects, free cash flow in the second quarter of 2012 amounted to NIS 630 million compared with NIS 264 million in the corresponding quarter of 2011, an increase of 138.6%.

Gross capital expenditures (CAPEX), in the second quarter of 2012 amounted to NIS 382 million compared with NIS 495 million in the corresponding quarter of 2011, a decrease of 22.8%. The Bezeq Group's CAPEX to consolidated revenues ratio in the second quarter of 2012 was 14.7%, compared with 17.1% in the corresponding quarter of 2011.

As of June 30, 2012, gross financial debt of the Bezeq Group was NIS 9.13 billion, compared with NIS 6.98 billion as of June 30, 2011. The net financial debt of the Bezeq Group was NIS 7.90 billion compared with NIS 6.50 billion as of June 30, 2011. At the end of June 2012, the Bezeq Group's net financial debt to EBITDA ratio was 1.69, compared with 1.33 at the end of June 2011.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2012 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2012 (NIS 3.923 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.
B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statement of Financial Position

		Convenience
		translation into
		U.S. dollars
	June 30	June 30	June 30	December 31
	2012	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	634	162	496	1,369
Investments including derivatives	996	254	385	1,284
Trade receivables	3,115	794	2,855	3,059
Other receivables	347	88	239	295
Inventory	206	52	277	204
Assets classified as held-for-sale	163	42	137	158

Total current assets	5,461	1,392	4,389	6,369

Investments including derivatives	95	24	112	119
Long-term trade and other receivables	1,324	337	1,474	1,499
Property, plant and equipment	6,966	1,776	7,487	7,143
Intangible assets	7,487	1,909	8,643	8,085
Deferred and other expenses	409	104	396	412
Investments in equity-accounted investee
(mainly loans)	1,019	260	1,050	1,059
Deferred tax assets	169	43	259	223

Total non-current assets	17,469	4,453	19,421	18,540

Total assets	22,930	5,845	23,810	24,909

B Communications Ltd.

Consolidated Statement of Financial Position (cont’d)

		Convenience
		translation into
		U.S. dollars
	June 30	June 30	June 30	December 31
	2012	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Short-term bank credit, current maturities of
long-term liabilities and debentures	1,060	270	1,666	1,185
Trade payables	901	230	1,005	892
Other payables including derivatives	660	168	891	784
Dividend payable	669	171	668	669
Current tax liabilities	572	146	398	499
Deferred income	59	15	39	56
Provisions	174	44	253	186
Employee benefits	325	83	488	389
Total current liabilities	4,420	1,127	5,408	4,660

Debentures	5,105	1,301	2,770	5,403
Bank loans	6,515	1,661	6,651	6,753
Loans from institutions and others	545	139	546	544
Dividend payable	322	82	941	636
Employee benefits	228	58	267	229
Other liabilities	83	21	155	186
Provisions	70	18	70	69
Deferred tax liabilities	1,210	308	1,361	1,426
Total non-current liabilities	14,078	3,588	12,761	15,246

Total liabilities	18,498	4,715	18,169	19,906

Equity

Total equity attributable to equity holders
of the Company	888	226	945	936
Non-controlling interests	3,544	904	4,696	4,067
Total equity	4,432	1,130	5,641	5,003

Total liabilities and equity	22,930	5,845	23,810	24,909

B Communications Ltd.

Consolidated Statements of Income

(In millions, except per share data)

	Six months period ended			Three months period ended			Year ended
	June 30			June 30			December 31
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2012	2012	2011	2012	2012	2011	2011
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	5,335	1,360	5,806	2,595	661	2,893	11,373

Cost and expenses
Depreciation and amortization	1,510	385	1,398	755	192	698	2,984
Salaries	1,017	259	1,073	505	129	540	2,114
General and operating expenses	2,051	523	2,264	969	247	1,132	4,462
Other operating expenses, net	33	8	282	33	8	32	326

	4,611	1,175	5,017	2,262	576	2,402	9,886

Operating income	724	185	789	333	85	491	1,487

Finance expenses, net	180	46	239	170	43	127	498

Income after financing
expenses, net	544	139	550	163	42	364	989

Share in losses of
equity-accounted investee	141	36	137	83	21	72	216

Income before income tax	403	103	413	80	21	292	773

Income tax	204	52	204	73	19	116	653

Net income	199	51	209	7	2	176	120

Income (loss) attributable to:
Owners of the Company	(50)	(12)	(67)	(66)	(17)	(12)	(219)
Non-controlling interests	249	63	276	73	19	188	339

Net income	199	51	209	7	2	176	120

Net loss per share, basic	(1.69)	(0.43)	(2.29)	(2.24)	(0.57)	(0.45)	(7.34)

Net loss per share, diluted	(1.70)	(0.43)	(2.33)	(2.24)	(0.57)	(0.48)	(7.38)